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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              QUALITY DINING, INC.
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                             Name of Subject Company

                              QUALITY DINING, INC.
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                       (Name of Persons Filing Statement)

                         COMMON STOCK, WITHOUT PAR VALUE
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                         (Title of Class of Securities)

                                  747456P 10 5
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                      (CUSIP Number of Class of Securities)

                               John C. Firth, Esq.
             Executive Vice President, General Counsel and Secretary
                              Quality Dining, Inc.
                            4220 Edison Lakes Parkway
                            Mishawaka, Indiana 46545
                            Telephone: (219) 271-4600
                            Facsimile: (219) 243-4393
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      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                           Lawrence Lederman, Esq. and
                              Robert S. Reder, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000
                            Facsimile: (212) 530-5219



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                                  INTRODUCTION

     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed with the SEC on May 22, 2000 (as amended, the "Schedule 14D-9") by Quality Dining, Inc., an Indiana corporation (the "Company"), relates to the offer by QDI Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of NBO, LLC, a Michigan limited liability company, to purchase all of the Common Stock outstanding, and the related Rights, at a price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase, dated May 9, 2000, and in the related Letter of Transmittal. Capitalized terms not defined herein have the meanings set forth in the Schedule 14D-9 filed on May 22, 2000.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4 of the Schedule 14D-9 is hereby amended and supplemented to add the following at the end of the section entitled "Background":

     On June 5, 2000, NBO notified the Company that it was dropping the condition to the Offer that the Offer not cause the Company to be in default under any instrument evidencing its existing indebtedness. Subsequently, on June 7, 2000, NBO filed revised tender offer materials with the SEC.

     The Board held a meeting on June 8, 2000 to consider NBO's revised Offer. At that meeting, the Board unanimously reaffirmed its prior determination that the Offer was inadequate and not in the best interests of the Company and its shareholders. The Board concluded that the dropping of this one condition did not change the fact that the Offer, as currently structured, could not, in
the Board's view, be properly financed.    The Board also determined that the
other factors listed below under "Reasons" upon which the Board based its prior determination that the Offer was inadequate and not in the best interests of the Company and its shareholders had not changed.

     Accordingly, Daniel B. Fitpatrick, on behalf of the Board, sent a letter to David W. Schostak on June 9, 2000, informing him of the Board's position. Such letter and form of press release announcing such letter are included as Exhibits 3 and 4 hereto and are incorporated herein by reference.


ITEM 9. EXHIBITS.

     Item 9 is hereby supplemented and amended by adding the following:


Exhibit 3 -- Letter to NBO from Daniel B. Fitzpatrick, dated June 9, 2000.

Exhibit 4 -- Form Press Release issued by the Company on June 9, 2000.







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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          QUALITY DINING, INC.

                                          By: /s/ Daniel B. Fitzpatrick
                                              -------------------------
                                          Name:   Daniel B. Fitzpatrick
                                          Title:  Executive Vice President
                                                  and Chief Executive Officer